                                                Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-57962

PROSPECTUS SUPPLEMENT
(to Prospectus dated May 24, 2001)

                               17,000,000 SHARES

                                     [LOGO]

                                   AVAYA INC.

                                  COMMON STOCK

    You should carefully read this prospectus supplement and the accompanying prospectus dated May 24, 2001, which is to be delivered with this prospectus supplement, before you invest. Both documents contain information you should consider carefully before making your investment decision.

    Avaya Inc. is selling up to 17,000,000 shares of its common stock in this offering. Avaya's common stock is listed on the New York Stock Exchange under the symbol "AV". On March 11, 2002, the last sale price of Avaya's common stock as reported on the New York Stock Exchange was $5.95.

    INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-6.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              PER SHARE       TOTAL
                                                              ---------       -----
Public offering price.......................................   $5.900     $100,300,000
Underwriting discounts and commissions......................   $0.177     $  3,009,000
Proceeds, before expenses, to Avaya.........................   $5.723     $ 97,291,000

                            ------------------------

    We have granted the underwriter an option to purchase up to an additional 2,550,000 shares of common stock to cover over-allotments at the public offering price per share, less the underwriting discounts and commissions.

    This offering is being underwritten by Bear, Stearns & Co. Inc. on a firm commitment basis, which means that it must purchase all of the common stock if any are purchased. The underwriter's purchase of the shares is subject to a number of conditions. Delivery of the common stock is expected in New York, New York on or about March 15, 2002.
                            ------------------------

                           SOLE BOOK-RUNNING MANAGER

                            BEAR, STEARNS & CO. INC.

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 11, 2002.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    This prospectus supplement is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under the shelf registration, we may sell common stock, preferred stock, debt securities or warrants to purchase debt securities, or any combination of these securities, in one or more offerings with a total offering price of up to $1.44 billion. As of December 31, 2001, we had $980 million remaining under the shelf registration statement. This prospectus supplement provides specific information about the offering of shares of our common stock under the shelf registration statement. You should carefully read this prospectus supplement, the prospectus and the information that we incorporate by reference into those documents. In case there are any differences or inconsistencies between this prospectus supplement, the prospectus and the information incorporated by reference, you should only rely on the information contained in the document with the latest date. Please refer to the information and documents listed under the heading "Where To Find Additional Information Regarding Avaya" in the prospectus.

    You should rely only on the information provided or incorporated by reference in this prospectus supplement and the related prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents. We are not making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted.

                                     AVAYA

    We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer a strong portfolio of solutions that includes communications systems and applications and related services and structured cabling products. Our systems include our traditional voice communications systems, converged voice and data network products and multi-service networking products. Our applications include our customer relationship management, voice and unified messaging and unified communication solutions. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices throughout a building or across one or more campuses. For the fiscal year ended September 30, 2001, our revenue was $6,793 million and we had a net loss of $352 million.

    We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of traditional voice communications and call center systems. In addition to products where we are a leader, we also provide multi-service networking products and converged voice and data products, including server-based Internet Protocol telephony systems. Our strategy is focused on increasing our market share of these products and other advanced communications solutions by leveraging our existing customer base, cross-selling and emphasizing the value of our comprehensive global service offerings. By advanced communications solutions, we mean the internal and external use of communications tools and electronic networks to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees.

    In addition to our strong portfolio of products, we support our broad customer base, which includes a significant percentage of the Fortune 500, with comprehensive global service offerings, including on-site repair and maintenance, installation of our products and remote diagnostics testing of our advanced systems. We believe our Services segment, consisting of approximately 10,000 employees, provides us with an especially strong competitive advantage. We also offer professional services for customer relationship management, converged voice and data network products, voice and unified messaging and unified communication as well as value-added services for the outsourcing of messaging systems and other portions of an enterprise's communications system.

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                              RECENT DEVELOPMENTS

AGREEMENTS WITH WARBURG

    On March 10, 2002, we entered into a Stock Purchase Agreement and a Conversion and Exercise Agreement (the "Conversion Agreement") with Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V. and Warburg, Pincus Equity Partners, L.P. (collectively, the "Warburg Entities").

    Under the Stock Purchase Agreement, the Warburg Entities agreed to purchase from us an aggregate of 14,383,953 shares of our common stock for $6.26 per share (which was the reported closing price of the common stock on the New York Stock Exchange on March 8, 2002), for a total purchase price of approximately $90 million.

    Under the Conversion Agreement, (a) we agreed to reduce the conversion price of our Series B Convertible Participating Preferred Stock owned by the Warburg Entities from $26.71 per share to $11.31 per share, and (b) the Warburg Entities agreed to (i) convert all 4 million outstanding shares of the preferred stock into a total of 38,329,365 shares of common stock and (ii) purchase an additional 286,682 shares of common stock from us by exercising a portion of the warrants that the Warburg Entities own at an exercise price of $34.73 per share (for gross proceeds to us upon such exercise of approximately $10 million).

    If both transactions close, (i) the Warburg Entities will hold approximately 53 million shares of our common stock (representing approximately 15.5% of the outstanding shares of common stock without giving effect to the shares offered in this offering) and warrants to purchase approximately 12.1 million additional shares of common stock at $34.73 per share, and (ii) there will be no shares of the preferred stock outstanding (and, accordingly, the preferred stock will cease accruing dividends).

    The parties' obligations to close the transactions are subject to
(i) regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act,
(ii) the absence of any litigation relating to the Warburg Entities' ownership of our securities or the transactions and (iii) other customary conditions and, in the case of the Warburg Entities, the absence of a material adverse effect on our business, conditions or operations. Accordingly, there can be no assurance that the transactions will be consummated. Each agreement provides that either party may terminate such agreement at any time after April 30, 2002 if the closing has not occurred by that date and such party is not in breach.

    Jeffrey Harris, a Senior Managing Director of an affiliate of the Warburg Entities, resigned from our board of directors prior to the Board's approval of the agreements. Mr. Harris served as the Chairman of our company's Audit and Finance Committee. The Board has appointed Mark Leslie, a current member of the Audit and Finance Committee, to succeed Mr. Harris as chairman of that committee. The Warburg Entities retain the right to designate for election by our stockholders a director acceptable to the rest of the Board who is not affiliated with the Warburg Entities.

SECOND FISCAL QUARTER 2002 OUTLOOK; CERTAIN CHARGES

    On March 11, 2002, we announced that preliminary results indicate revenue for the fiscal quarter ending March 31, 2002 will be approximately
$1.240 billion to $1.275 billion.

    We also announced that we will record a one-time retained earnings charge of approximately $130 million in connection with the conversion of the preferred stock by the Warburg Entities under the Conversion Agreement. Assuming the conversion of the Preferred Stock occurs before April 1, 2002, this charge (which will impact earnings per share but not net income), coupled with a restructuring charge of approximately $100 million in connection with workforce reductions, will contribute to our reporting a net loss for the second fiscal quarter of 2002. Please see "Risk Factors--If we do not successfully implement our restructuring plan, we may experience disruptions in our operations and incur higher ongoing costs, which may adversely affect our operations and our operating

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results." On an as reported basis, including the impact of these charges, we expect to report a net loss of between 68 cents and 72 cents per diluted share for the fiscal quarter ending March 31, 2002.

FINANCING PLAN; RATINGS DOWNGRADE; TERMINATION OF RECEIVABLES SECURITIZATION FACILITY; CREDIT AGREEMENTS AMENDMENT

    In addition to seeking to raise equity financing through this offering, we are exploring options to repay all or a portion of our existing bank debt by replacing that debt with a longer-term debt instrument. On March 11, 2002, Standard & Poor's downgraded our corporate credit rating from BBB- to BB+, and downgraded our long term senior unsecured debt from BB+ to BB-, with a negative outlook. Also on March 11, 2002, Moody's downgraded our long term senior unsecured debt from Baa3 to Ba3, with a negative outlook. Due to the downgrades, the borrowings under our bank credit agreements (the "Credit Agreements") will now be secured by our assets as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001. These downgrades, among other factors, could impair our ability to secure additional financing on attractive terms, and there can be no assurance that we will be successful in raising any of the new financing on acceptable terms.

    In addition, on March 11, 2002, we notified the financial institution that is a party to our accounts receivable securitization facility that we have elected to terminate the program effective March 15, 2002. Under the terms of the program, upon termination, purchases of receivables by the financial institution will cease, thereby eliminating a source of liquidity for us, and in addition, collection on receivables constituting the designated pool subject to the facility will be used to pay down the financial institution's $200 million investment under the facility. There can be no assurance that we will be able to replace this source of liquidity on acceptable terms.

    In February 2002, we amended the Credit Agreements. As amended, the Credit Agreements require us to maintain a ratio of consolidated EBITDA to interest expense of three to one for each of the four quarter periods ending March 31, 2002, June 30, 2002 and September 30, 2002 and a ratio of four to one for each four quarter period thereafter. We are also required to maintain consolidated EBITDA of:

    - $20 million for the quarter ended March 31, 2002;

    - $80 million for the two quarter period ended June 30, 2002;

    - $180 million for the three quarter period ended September 30, 2002;

    - $300 million for the four quarter period ended December 31, 2002; and

    - $400 million for each four quarter period thereafter.

    For purposes of these calculations, we are permitted to exclude from the computation of consolidated EBITDA up to $163 million of restructuring charges, including asset impairment and other one time expenses, to be taken no later than the fourth quarter of fiscal 2002. In addition, we may exclude certain business restructuring charges and related expenses taken in fiscal 2001. While we believe we will be able to meet these financial covenants, our revenue has been declining and any further decline in revenue may affect our ability to meet these financial covenants in the future.

CONNECTIVITY SOLUTIONS SEGMENT

    In February 2002, we engaged Salomon Smith Barney Inc. to explore alternatives for our Connectivity Solutions segment, including the possible sale of the business. The Connectivity Solutions segment markets (i) the SYSTIMAX-Registered Trademark- product line of structured cabling systems primarily to enterprises of various sizes for wiring phones, workstations, personal computers, local area networks

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and other communications devices throughout their buildings or across their campuses and (ii) the ExchangeMax-Registered Trademark- product line primarily to central offices of service providers, such as telephone companies or Internet service providers. Connectivity Solutions also offers electronic cabinets to enclose a service provider's electronic devices and equipment. Our goal in exploring alternatives for Connectivity Solutions is to emphasize our Communications Solutions and Services offerings which, unlike our Connectivity Solutions offerings, are targeted exclusively at enterprises, by strengthening our focus on the higher growth opportunities for Avaya, including converged voice and data network products, unified communication and customer relationship management. In addition, we believe that proceeds from any sale of Connectivity Solutions would help enhance our liquidity. However, we may not be able to dispose of the Connectivity Solutions business on terms satisfactory to us or at all.

    Revenue from our Connectivity Solutions segment has declined significantly over the last two quarters, contributing to the deterioration of our operating results during the same period. Historically, however, our Connectivity Solutions segment has provided a significant contribution to our operating results. Any disposition of our Connectivity Solutions business would result in the loss of a significant contributor to our operating results and operating results from our remaining business may be adversely affected. Connectivity Solutions comprised $1,322 million, or 19.5%, of our total revenue in the fiscal year ended September 30, 2001 and $135 million, or 10.3%, of our total revenue for the quarter ended December 31, 2001. Please also see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for our fiscal year ended September 30, 2001 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001.

FIRST FISCAL QUARTER 2002 RESULTS

    Our revenue decreased 26.8%, or $479 million, from $1,785 million for the first quarter of fiscal 2001, to $1,306 million for the same period in fiscal 2002 due to a decrease in revenue from the Communications Solutions and Connectivity Solutions segments, offset slightly by an increase in revenue from the Services segment. The overall reduction in revenue was mainly attributable to the continued economic deterioration in the technology sector that resulted in decreased demand for telephony equipment and related products. Slower economic activity led to widespread layoffs, high vacancy rates in commercial real estate, and a slowdown in business startups, each of which had a negative impact on our revenue.

    Revenue within the U.S. decreased 29.9%, or $402 million, from $1,346 million for the first quarter in fiscal 2001 to $944 million for the same period in fiscal 2002. This decrease was primarily due to decreases in revenue of $205 million in Communications Solutions, $188 million in Connectivity Solutions and $8 million in Services. Outside the U.S., revenue decreased 17.5%, or $77 million, from $439 million for the first quarter of fiscal 2001 to $362 million for the same period in fiscal 2002. This decrease was primarily due to declines of $60 million in Communications Solutions revenue and $33 million in Connectivity Solutions revenue, and was partially offset by an increase of $17 million in Services revenue. Revenue outside the U.S. in the first quarter of fiscal 2001 represented 24.6% of revenue compared with 27.7% in the same period of fiscal 2002.

    For the first quarter of fiscal 2002, we had a net loss of $20 million, which includes (i) business restructuring related expenses of $6 million pre-tax ($4 million after-tax) related to our outsourcing of certain of our manufacturing operations, and (ii) our adoption of certain provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), that resulted in a discontinuation of goodwill amortization. These results compare with net income of $16 million for the same period in fiscal 2001, which includes business restructuring related expenses and start-up expenses associated with our spin-off from Lucent
Technologies Inc. of $59 million pre-tax ($35 million after-tax). If we had adopted SFAS 142 in the beginning of the first quarter of fiscal 2001 and discontinued goodwill amortization, which amounted to $8 million, net of tax during this period, net income on a pro forma basis would have been $24 million.

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                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, THE RISK FACTORS CONTAINED IN OUR ANNUAL REPORT ON FORM 10-K FOR OUR FISCAL YEAR ENDED
SEPTEMBER 30, 2001 AND IN OUR "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--LIQUIDITY AND CAPITAL RESOURCES" IN OUR QUARTERLY REPORT ON FORM 10-Q FOR THE FISCAL QUARTER ENDED DECEMBER 31, 2001, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS, BEFORE BUYING SHARES OF OUR COMMON STOCK IN THIS OFFERING.

                      RISK FACTORS RELATED TO OUR BUSINESS

THE WARBURG TRANSACTIONS ARE SUBJECT TO CLOSING CONDITIONS AND, THUS, THE TRANSACTIONS MAY NOT BE COMPLETED.

    On March 10, 2002, we entered into the Stock Purchase Agreement and the Conversion Agreement with the Warburg Entities.

    Under the Stock Purchase Agreement, the Warburg Entities agreed to purchase from us an aggregate of 14,383,953 shares of our common stock for $6.26 per share (which was the reported closing price of the common stock on the New York Stock Exchange on March 8, 2002), for a total purchase price of approximately $90 million.

    Under the Conversion Agreement, (a) we agreed to reduce the conversion price of our Series B Convertible Participating Preferred Stock owned by the Warburg Entities from $26.71 per share to $11.31 per share, and (b) the Warburg Entities agreed to (i) convert all 4 million outstanding shares of the preferred stock into a total of 38,329,365 shares of common stock and (ii) purchase an additional 286,682 shares of common stock from us by exercising a portion of the warrants that the Warburg Entities own at an exercise price of $34.73 per share (for gross proceeds to us upon such exercise of approximately $10 million).

    The parties' obligations to close the transactions are subject to
(i) regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act,
(ii) the absence of any litigation relating to the Warburg Entities' ownership of our securities or the transactions and (iii) other customary conditions and, in the case of the Warburg Entities, the absence of a material adverse effect on our business, conditions or operations. Accordingly, there can be no assurance that the transactions will be consummated. Each of the agreements with the Warburg Entities provide that either party may terminate such agreement at any time after April 30, 2002 if the closing has not occurred by that date and such party is not in breach.

OUR PRODUCT REVENUE HAS BEEN DECLINING, AND IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR STRATEGY TO EXPAND OUR SALES IN MARKET SEGMENTS WITH HIGHER GROWTH RATES, OUR REVENUE MAY CONTINUE TO DECLINE AND WE MAY NOT BECOME PROFITABLE.

    We have been experiencing a decline in revenue over the last few years, primarily from our Communications Solutions segment, which, among other things, includes our traditional voice communications products and related software. We expect, based on various industry reports, a low growth rate in the market segments for these traditional products. We are implementing a strategy to capitalize on the higher growth opportunities in our market, including advanced communications solutions such as converged voice and data network products, customer relationship management solutions, unified communication applications and multi-service networking products. The success of this strategy, however, is subject to many risks, including risks that:

    - we do not develop new products or enhancements to our current products on a timely basis to meet the changing needs of our customers;

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    - customers do not accept our products or new technology, or industry standards develop that make our products obsolete; or

    - our competitors introduce new products before we do and achieve a competitive advantage by being among the first to market.

    If we are unsuccessful in implementing our strategy, the contribution to our results from Communications Solutions may decline, reducing our overall revenue, requiring a greater need for capital resources and adversely affecting our operating results.

    In addition, the long term trend of decline in our revenue described above has been made worse by the economic slowdown that began in the first half of calendar 2001, particularly in the U.S. The economic slowdown, which was exacerbated by the events of September 11, 2001 and the aftermath of such events, has had and continues to have an adverse effect on our operating results. Our revenue for the quarter ended December 31, 2001 was $1,306 million, a decrease of 26.8%, or $479 million, from $1,785 million for the quarter ended December 31, 2000 and a sequential decrease of 9.4%, or $136 million, from $1,442 million for the quarter ended September 30, 2001. In addition, for the quarter ending December 31, 2001 we had a net loss of $20 million compared to net income of $16 million for the quarter ended December 31, 2000. For fiscal year 2001, we had a net loss of $352 million. If the global economy and, in particular, the U.S. economy does not improve, our revenue and operating results will continue to be adversely affected. See "Recent Developments--Second Fiscal Quarter 2002 Outlook; Certain Charges."

WE ARE SIGNIFICANTLY CHANGING THE FOCUS OF OUR COMPANY IN ORDER TO CONCENTRATE ON THE DEVELOPMENT AND MARKETING OF ADVANCED COMMUNICATIONS SOLUTIONS, INCLUDING CONVERGED VOICE AND DATA NETWORK PRODUCTS, AND THE UNCERTAINTY SURROUNDING THIS NEW MARKET OPPORTUNITY MAY ADVERSELY AFFECT OUR BUSINESS.

    We are making a significant change in the direction and strategy of our company to focus on the development and sales of products to be incorporated in advanced communications solutions, including products that facilitate the convergence of voice and data networks. In order to implement this change, we must:

    - retrain our sales staff to sell new types of products and improve our marketing of such products;

    - develop relationships with new types of distribution partners;

    - research and develop more data products and products using communications media other than voice traffic, which has historically been our core area of expertise; and

    - build credibility among customers that we are capable of delivering advanced communications solutions beyond our historic product lines.

    Most of these challenges have required, and will continue to require, that we make substantial investments without any certainty of success. If we are not successful, our operating results may be adversely affected. However, even if we successfully address these challenges, our operating results may still be adversely affected if the market opportunity for advanced communications solutions, including converged voice and data network products, does not develop in the ways that we anticipate. Because this market opportunity is in its early stages, we cannot predict whether:

    - the demand for advanced communications solutions and converged voice and data products will grow as fast as we anticipate;

    - new technologies will cause the market to evolve in a manner different than we expect; or

    - we will be able to obtain a leadership position as this opportunity develops.

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OUR LARGEST DISTRIBUTOR MAY NOT BE ABLE TO SATISFY IN FULL ITS OBLIGATIONS TO US
UNDER A SHORT-TERM LINE OF CREDIT.

    During fiscal 2001, we granted a short-term line of credit for the purchase of Avaya products and services to our largest distributor. The credit line applies to certain unpaid and outstanding receivables and the maximum amount available under the credit agreement is $125 million. Outstanding amounts under the credit agreement, which expires in March 2002, are secured by the distributor's accounts receivable and inventory and accrue interest at an annual rate of 12%. Interest payments are due to us monthly. Upon the occurrence of an event of default, we have certain rights under the credit agreement, including, without limitation, the right to require the distributor to immediately assign the collateral to us to the extent borrowings under the credit agreement exceed $100 million. We may then require the parent company of the distributor to purchase up to $25 million of the assigned collateral. On or prior to the termination of this agreement, the distributor is required to obtain a collateralized commercial credit facility to replace the existing credit line and repay in full all amounts due under the credit line. As of December 31, 2001, the amount outstanding under the line of credit was $123 million, of which $56 million is included in receivables and $67 million is included in other current assets. We recently entered into a term sheet with the distributor to restructure the agreement, but we may not reach agreement with the distributor on a definitive amendment to the credit agreement, which may result in the distributor's default under the existing credit agreement. Although the distributor made a $25 million payment on the outstanding balance under the credit agreement in connection with the execution of the term sheet, even if we do execute a definitive amendment to the credit agreement, the distributor may not be able to comply with the terms of the amended credit agreement, resulting in an event of default. If an event of default was to occur under the credit agreement, the remedies available to us under the credit agreement may be insufficient to satisfy in full all of the distributor's obligations to us.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS BECAUSE OF MANY FACTORS, ANY OF WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE.

    Our quarterly financial results vary from quarter to quarter, primarily because many of our customers' buying behaviors fluctuate based on their fiscal year. In addition, our recent quarterly financial results have experienced significant fluctuations because of the effects of the economic slowdown described under "--Our product revenue has been declining, and if we do not successfully implement our strategy to expand our sales in market segments with higher growth rates, our revenue may continue to decline and we may not become profitable." It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may decline.

    In addition, a substantial portion of our quarterly revenue is typically generated in the last month of a quarter. In the event that revenue in the last month of a particular quarter is below expectations, our operating results for such quarter will likely be adversely affected.

WE MAY NOT HAVE ADEQUATE OR COST-EFFECTIVE LIQUIDITY OR CAPITAL RESOURCES.

    Our cash needs include making payments on and refinancing our indebtedness and funding working capital, capital expenditures, strategic acquisitions and for general corporate purposes. In addition, we must also fund the business restructuring and related charges as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in our Quarterly Report on Form 10-Q for the quarter ended
December 31, 2001 and "Recent Developments--Second Fiscal Quarter 2002 Outlook; Certain Charges." Our ability to satisfy our cash needs depends on our ability to generate cash from operations and access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

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    Our ability to generate cash from operations and obtain external financing is affected by the terms of our Credit Agreements and the indenture governing our Liquid Yield Option Notes due 2021 (the "LYONS"). These instruments impose, and any future indebtedness may impose, various restrictions and covenants that limit our ability to, among other things, incur additional indebtedness. As a result of those restrictions, it may be difficult for us to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities. In addition, holders may require us to purchase all or a portion of their LYONs on the third, fifth and tenth anniversary from October 31, 2001 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable purchase date. We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. In addition, upon the occurrence of specific kinds of change in control events, we may have substantial repayment obligations as described above.

    If we do not generate sufficient cash from operations, we will need to access the financial markets. External financing may not be available to us on acceptable terms or at all. Under the terms of any external financing, we may incur higher than expected financing expenses, which could subject us to additional restrictions and covenants. Moreover, our ability to issue additional equity in the near term may be constrained because our issuance of additional equity may cause our distribution from Lucent to be taxable to Lucent under
Section 355(e) of the Internal Revenue Code, and under the tax-sharing agreement between Lucent and us, we would be required to indemnify Lucent against that tax.

    Our ability to obtain external financing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. On
March 11, 2002, Standard & Poor's downgraded our corporate credit rating from BBB- to BB+, and downgraded our long term senior unsecured debt from BB+ to BB-, with a negative outlook. Also on March 11, 2002, Moody's downgraded our long term senior unsecured debt from Baa3 to Ba3, with a negative outlook. Any increase in our level of indebtedness or deterioration of our operating results may cause a further reduction in our current debt ratings. A further reduction in our current long term debt rating by Moody's or Standard & Poor's could affect our ability to access the long term debt markets, significantly increase our cost of external financing, and result in additional restrictions on the way we operate and finance our business.

WE HAVE IN THE PAST, AND MAY IN THE FUTURE, BE REQUIRED TO OBTAIN WAIVERS OR AMEND OUR CREDIT AGREEMENTS OR PRE-PAY THE RELATED OBLIGATIONS.

    We have in the past been required to obtain waivers or to amend our Credit Agreements. In the fourth quarter of fiscal 2001, we amended the financial covenant included in the Credit Agreements to permit us to record restructuring charges in that quarter. In addition, in February 2002, we amended the financial covenant included in the Credit Agreements to permit us to record certain charges.

    As amended, the Credit Agreements contain provisions that require us to meet specified financial ratios and meet minimum consolidated EBITDA as of specific dates. As a result of the economic environment and the continued decline in our financial condition and results of operations, we can make no assurance that we will be able to comply with these covenants. See "Recent Developments-- Financing Plan; Ratings Downgrade; Termination of Receivables Securitization Facility; Credit Agreements Amendment." If a default occurs and we are unable to obtain a waiver and/or an amendment, the lenders under the Credit Agreements could accelerate the maturity of our debt obligations under the Credit Agreements and terminate these agreements. In addition, upon such a default, the indenture governing the LYONs could be accelerated.

WE HAVE RECENTLY ELECTED TO TERMINATE OUR ACCOUNTS RECEIVABLE SECURITIZATION FACILITY, THEREBY ELIMINATING A SOURCE OF LIQUIDITY FOR OUR COMPANY, AND REQUIRING US TO USE COLLECTIONS ON RECEIVABLES COMPRISING THE DESIGNATED POOL TO PAY DOWN THE FACILITY IN FULL.

    On March 11, 2002, we elected to terminate our accounts receivable securitization facility, effective as of March 15, 2002. The facility was a cost-effective source of liquidity for us and we must now look to other sources of liquidity which may not have terms as favorable as those in the accounts receivable securitization facility. As a result of the early termination of the receivables purchase agreement, collections on trade accounts receivable that constitute the designated pool of receivables, including, to the extent necessary, those receivables in which we retain an interest, will be used to pay down the financial institution's $200 million investment under the agreement. If payment is made from the receivables in which we retain an interest, we may need to incur additional debt to fund the resulting shortfall in working capital.

WE PLAN TO EXPAND OUR INTERNATIONAL SALES, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS DUE TO INCREASED COSTS.

    We intend to continue to pursue growth opportunities internationally. In many countries outside the United States, long-standing relationships between our potential customers and their local providers and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuit of such international growth opportunities may require us to make significant investments for an extended period before returns on such investments, if any, are realized. For example, to execute our strategy to expand internationally we are incurring additional costs to enter into strategic alliances focused on international sales and expanding our presence in high growth countries. International operations are subject to a number of other risks and potential costs, including:

    - expenditure of significant amounts of time and money to build a brand identity in locations where our new brand is not recognized currently without certainty that we will be successful;

    - unexpected changes in regulatory requirements;

    - inadequate protection of intellectual property in foreign countries;

    - adverse tax consequences;

    - dependence on developing relationships with qualified local distributors, dealers, value-added resellers and systems integrators; and

    - political and economic instability.

    Any of these factors could prevent us from increasing our revenue and otherwise adversely affect our operating results in international markets. We may not be able to overcome some of these barriers and may incur significant costs in addressing others. Sales to our international customers are denominated in either local currency or U.S. dollars, depending on the country or channel used to fulfill the customers' order. We manage our net currency exposure through currency forward contracts and currency options which requires us to incur additional cost for this protection. In addition to the foreign currency risk for our receivables, there is additional risk associated with the fact that most of our products or components are manufactured or sourced from the United States. Should the U.S. dollar strengthen against a local currency, the impact may hamper our ability to compete with other competitors, prevent us from increasing our revenue and otherwise adversely affect our operating results in international markets.

WE DEPEND ON CONTRACT MANUFACTURERS TO PRODUCE MOST OF OUR PRODUCTS AND IF THESE MANUFACTURERS ARE UNABLE TO FILL OUR ORDERS ON A TIMELY AND RELIABLE BASIS, WE WILL LIKELY BE UNABLE TO DELIVER OUR PRODUCTS TO MEET CUSTOMER ORDERS OR SATISFY THEIR REQUIREMENTS.

    We outsourced substantially all of our manufacturing operations related to our Communications Solutions segment. Our ability to realize the intended benefits of our manufacturing outsourcing initiative will depend on the willingness and ability of contract manufacturers to produce our products. We may experience significant disruption to our operations by outsourcing so much of our manufacturing. If our contract manufacturers terminate their relationships with us or are unable to fill our orders on a timely basis, we may be unable to deliver our products to meet our customers' orders, which could delay or decrease our revenue or otherwise have an adverse effect on our operations.

THE TERMINATION OF STRATEGIC ALLIANCES OR THE FAILURE TO FORM ADDITIONAL STRATEGIC ALLIANCES COULD LIMIT OUR ACCESS TO CUSTOMERS AND HARM OUR REPUTATION WITH CUSTOMERS.

    Our strategic alliances are important to our success because they provide us the ability to offer comprehensive advanced communications solutions, reach a broader customer base and strengthen brand awareness. We may not be successful in creating new strategic alliances on acceptable terms or at all. In addition, most of our current strategic alliances can be terminated under various circumstances, some of which may be beyond our control. Further, our alliances are generally non-exclusive, which means our partners may develop alliances with some of our competitors. We may become more reliant on strategic alliances in the future, which would increase the risk to our business of losing these alliances. Because we have announced publicly our strategy to form alliances, as well as announced the alliances we have entered into, early termination of our alliances may harm our reputation with our customers and cause our revenue to decline to the extent we are unable to deliver new products or our customer base is reduced.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, OUR BUSINESS AND FUTURE PROSPECTS MAY BE HARMED.

    Although we attempt to protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures, intellectual property is difficult to protect and these measures may not provide adequate protection for our proprietary rights. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by competitors. The failure to protect our intellectual property could seriously harm our business and future prospects because we believe that developing new products and technology that are unique to us is critical to our success. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenue.

WE MAY BE SUBJECT TO LITIGATION AND INFRINGEMENT CLAIMS, WHICH COULD CAUSE US TO INCUR SIGNIFICANT EXPENSES OR PREVENT US FROM SELLING OUR PRODUCTS OR SERVICES.

    We cannot assure you that others will not claim that our proprietary or licensed products, systems and software are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claimed that our proprietary or licensed systems and software infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction against use of our proprietary or licensed systems. A successful claim of patent or other intellectual property infringement against us could materially adversely affect our operating results.

    Although we generally exclude coverage where infringement arises out of the combination of our products with products of others, we may be required to indemnify our customers for some of the costs and damages of patent infringement in circumstances where our product is the factor creating the customer's infringement exposure. Any indemnification requirement could have a material adverse effect on our business and our operating results.

IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR RESTRUCTURING PLAN, WE MAY EXPERIENCE DISRUPTIONS IN OUR OPERATIONS AND INCUR HIGHER ONGOING COSTS, WHICH MAY ADVERSELY AFFECT OUR OPERATIONS AND OUR OPERATING RESULTS.

    We are in the process of implementing a restructuring plan on an accelerated basis as described in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2001. In addition, in response to the continued industry-wide economic slowdown, we are currently engaged in a review of our operations with a view towards improving our profitability and business performance. Based on this review, we expect to take actions that will result in the elimination of approximately 1,900 positions worldwide through involuntary separation. As a result of these actions, we plan to record a business restructuring charge of approximately $100 million in the second quarter of fiscal 2002, most of which will require a usage of cash.

    If we are unsuccessful in implementing this plan, we may experience disruptions in our operations and incur higher ongoing costs, which may adversely affect our operating results. In addition, the implementation of the restructuring plan and its acceleration may also disrupt our operations and adversely affect our operating results.

WE MAY ACQUIRE OTHER BUSINESSES OR FORM JOINT VENTURES THAT COULD NEGATIVELY AFFECT OUR OPERATING RESULTS.

    The pursuit of additional technology, services or distribution channels through acquisitions or joint ventures is a component of our business strategy. We may not identify or complete these transactions in a timely manner, on a cost effective basis or at all. Even if we do identify and complete these transactions, we may not be able to successfully integrate such technology, services or distribution channels into our existing operations and we may not realize the benefits of any such acquisition or joint venture. We have limited experience with acquisition activities and may have to devote substantial time and resources in order to complete acquisitions. There may also be risks of entering markets in which we have no or limited experience. In addition, by making acquisitions, we could assume unknown or contingent liabilities.

WE MAY NOT BE ABLE TO HIRE AND RETAIN HIGHLY SKILLED EMPLOYEES, WHICH COULD AFFECT OUR ABILITY TO COMPETE EFFECTIVELY AND MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

    We depend on highly skilled technical personnel to research and develop, market and service new products. To succeed, we must hire and retain employees who are highly skilled in the rapidly changing communications and Internet technologies. In particular, as we implement our strategy of focusing on advanced communications solutions and the convergence of voice and data networks, we will need to:

    - hire a significant number of researchers in order to create a group sufficiently large to support our strategy to continue to introduce innovative products and to offer comprehensive advanced communications solutions;

    - hire more employees with experience developing and providing advanced communications products and services;

    - hire and train a customer service organization to service our multi-service networking products; and

    - retrain our existing sales force to sell converged and advanced communications products and services.

    Individuals who have these skills and can perform the services we need to provide our products and services are scarce. Because the competition for qualified employees in our industry is intense, hiring and retaining employees with the skills we need is both time-consuming and expensive. We might not be able to hire enough of them or to retain the employees we do hire. Our inability to hire and retain the individuals we seek could hinder our ability to sell our existing products, systems, software or services or to develop and sell new products, systems, software or services. If we are not able to attract and retain qualified individuals, we will not be able to successfully implement many of our strategies and our business will be harmed.

OUR INDUSTRY IS HIGHLY COMPETITIVE AND IF WE CANNOT EFFECTIVELY COMPETE, OUR REVENUE MAY DECLINE.

    The market for our products and services is very competitive and subject to rapid technological advances. We expect the intensity of competition to continue to increase in the future as existing competitors enhance and expand their product and service offerings and as new participants enter the market. Increased competition also may result in price reductions, reduced gross margins and loss of market share. Our failure to maintain and enhance our competitive position would adversely affect our business and prospects.

    We compete with a number of equipment manufacturers and software companies in selling our communications systems and software. Further, our customer relationship management professional services consultants compete against a number of professional services firms. Some of our customers and strategic partners are also competitors of ours.

WE EXPECT TO FACE INCREASING COMPETITIVE PRESSURES FROM BOTH EXISTING AND FUTURE COMPETITORS IN THE MARKETS WE SERVE AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST THESE COMPETITORS.

    The sizes of our competitors vary across our market segments, as do the resources we have allocated to the segments we target. Therefore, many of our competitors have greater financial, personnel, capacity and other resources than we have in each of our market segments or overall. As a result, our competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in client requirements. Competitors with greater financial resources also may be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers, employees and strategic partners.

OUR HISTORICAL FINANCIAL INFORMATION RELATED TO PERIODS PRIOR TO LUCENT'S DISTRIBUTION OF ALL THE OUTSTANDING SHARES OF OUR CAPITAL STOCK TO ITS SHAREOWNERS AND CONTRIBUTION OF ITS ENTERPRISE NETWORKING BUSINESS TO US IN SEPTEMBER 2000, WHICH WE REFER TO RESPECTIVELY AS THE DISTRIBUTION AND THE CONTRIBUTION, MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY AND, THEREFORE, MAY NOT BE RELIABLE AS AN INDICATOR OF OUR HISTORICAL OR FUTURE RESULTS.

    The historical financial information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus for periods prior to the distribution may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

    - our consolidated financial statements for such periods reflect allocations, primarily with respect to corporate overhead and basic research, for services provided to us by Lucent, and such allocations may not reflect the costs we will incur for similar services as a stand-alone company; and

    - the information does not reflect changes that have subsequently occurred and that we expect to occur in the future as a result of our separation from Lucent, including changes in how we fund our operations, how we conduct research and development and tax and employee matters.

    In addition, our consolidated financial statements for such periods include assets, liabilities, revenue and expenses which were not historically recorded at the level of the businesses transferred to us. For example, historically all financing was done by Lucent at the parent level. Our consolidated financial statements, however, reflect an estimated amount of interest expense that we believe we would have incurred had we been a stand-alone company during the periods presented. This estimated amount of interest expense or the other allocations and estimates we have used to create our consolidated financial statements for such periods may not be indicative of the actual amounts we would have incurred as a stand-alone company. Therefore, our consolidated financial statements for such periods may not be indicative of our future performance as an independent company.

IF THE DISTRIBUTION DOES NOT QUALIFY FOR TAX-FREE TREATMENT, WE COULD BE REQUIRED TO PAY LUCENT OR THE INTERNAL REVENUE SERVICE A SUBSTANTIAL AMOUNT OF MONEY.

    Lucent has received a private letter ruling from the Internal Revenue Service stating, based on certain assumptions and representations, that the distribution would not be taxable to Lucent. Nevertheless, Lucent could incur significant tax liability if the distribution did not qualify for tax-free treatment because any of those assumptions or representations were not correct.

    Although any U.S. federal income taxes imposed in connection with the distribution generally would be imposed on Lucent, we could be liable for all or a portion of any taxes owed for the reasons described below. First, as part of the distribution, we and Lucent entered into a tax sharing agreement. This agreement generally allocates between Lucent and us the taxes and liabilities relating to the failure of the distribution to be tax-free. Under the tax sharing agreement, if the distribution fails to qualify as a tax-free distribution to Lucent under Section 355 of the Internal Revenue Code because of an issuance or an acquisition of our stock or an acquisition of our assets, or some other actions of ours, then we will be solely liable for any resulting taxes to Lucent.

    Second, aside from the tax sharing agreement, under U.S. federal income tax laws, we and Lucent are jointly and severally liable for Lucent's U.S. federal income taxes resulting from the distribution being taxable. This means that even if we do not have to indemnify Lucent under the tax sharing agreement, we may still be liable to the Internal Revenue Service for all or part of these taxes if Lucent fails to pay them. These liabilities of Lucent could arise from actions taken by Lucent over which we have no control, including an issuance or acquisition of stock (or acquisition of assets) of Lucent.

                     RISK FACTORS RELATED TO THIS OFFERING

A NUMBER OF OUR SHARES ARE OR WILL BE ELIGIBLE FOR FUTURE SALE, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

    Any sales of substantial amounts of our common stock in the public market or the exercise of substantial amounts of options or warrants, or the perception that such sales or exercises might occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have outstanding an aggregate of approximately
305 million shares of our common stock (without giving effect to the exercise of the over-allotment option by Bear Stearns). All of these shares will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless the shares are owned by one of our "affiliates," as that term is defined in Rule 405 under the Securities Act. As of February 28, 2002, options to purchase approximately 47.2 million shares of our common stock were outstanding and held by our employees. Also as of February 28, 2002, approximately 10.3 million restricted stock units were held by our employees. This concentration of stock options and restricted stock units relative to the amount of our common stock outstanding may have a dilutive effect on our earnings per share which could adversely affect the market price of our common stock. From time to time, we will issue additional options and restricted stock units to our employees under our existing plans and under new plans we may adopt. The foregoing does not reflect the 53 million shares to be issued to the Warburg Entities in connection with transactions discussed under "Recent Developments--Agreements with Warburg." The Warburg Entities were granted registration rights in the transactions to the extent the shares subject thereto are not already covered by an effective registration statement.

THE TERMS OF OUR SEPARATION FROM LUCENT, ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND OUR RIGHTS AGREEMENT AND PROVISIONS OF DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL THAT YOU MAY FAVOR.

    Under the terms of the Contribution and Distribution Agreement between us and Lucent, if a change of control of Avaya occurs during the three years following the distribution, Lucent could terminate or cause us to reconvey some of the rights granted under the agreements with Lucent, including important intellectual property rights. Under this agreement, a change of control means the consummation of a merger or consolidation of all of our company, a sale or other disposition of all or substantially all of our assets, the acquisition of 40% or more of our voting stock or changes in the composition of a majority of our board of directors which are not supported by our current board of directors. This may discourage a change of control transaction during that period.

    Provisions of our certificate of incorporation and bylaws, our Rights Agreement and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our certificate of incorporation and bylaws, among other things:

    - divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

    - limit the right of stockholders to remove directors;

    - regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

    - authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

    Also, acquisition of our stock could trigger the application of
Section 355(e) of the Internal Revenue Code. Under the tax sharing agreement between Lucent and us, we would be required to indemnify Lucent for the resulting tax and this indemnity obligation might discourage, delay or prevent a change of control that stockholders may consider favorable.

                                USE OF PROCEEDS

    The net proceeds to us from this offering will be approximately $96,991,000 and is net of the estimated underwriting discounts and commissions and estimated offering expenses of $300,000 payable by us. We will use the net proceeds of this offering for general corporate purposes.

                          MARKET FOR OUR COMMON STOCK

    On March 11, 2002, the last reported sales price of our common stock on the New York Stock Exchange was $5.95 per share. Our common stock is traded on the New York Stock Exchange under the symbol "AV." As of February 28, 2002, and before the issuance of shares pursuant to this prospectus supplement, we had 288,226,394 shares of common stock outstanding. Upon completion of the transactions with the Warburg Entities discussed under "Recent Developments--Agreements with Warburg," we will have 341,226,394 shares of common stock outstanding (without giving effect to the shares offered in this offering).

                                  UNDERWRITING

    Bear, Stearns & Co. Inc. is the underwriter for this offering.

    We and Bear Stearns have entered into an underwriting agreement dated
March 11, 2002 covering the common stock to be offered in this offering. Subject to the terms and conditions of the underwriting agreement, Bear Stearns has agreed to purchase 17,000,000 shares of common stock offered by this prospectus supplement.

    The underwriting agreement provides that if the underwriter takes any shares offered by this prospectus supplement, then it must take all of the shares offered. The obligation of Bear Stearns to purchase shares may be terminated if the conditions specified in the underwriting agreement are not fulfilled.

    Bear Stearns is offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. Bear Stearns will offer to sell the shares to the public at the offering price shown on the cover page of this prospectus supplement. Bear Stearns may sell shares to securities dealers at this price less a concession not in excess of $0.105 per share. Securities dealers may reallow a concession to certain other brokers or dealers not in excess of $0.05 per share. Bear Stearns reserves the right to reject any order for the purchase of shares. After the offering, Bear Stearns may change the public offering price and other selling terms.

    If Bear Stearns sells more shares than the total number of shares referenced above, Bear Stearns has the option to buy up to an additional 2,550,000 shares of common stock from us to cover such sales. It may exercise this option during the 30-day period from the date of this prospectus supplement. If purchased, these additional shares of common stock will be sold by Bear Stearns on the same terms as the 17,000,000 shares referenced above. We will be obligated, pursuant to the over-allotment option, to sell shares of common stock to Bear Stearns to the extent the over-allotment option is exercised.

    The following table shows the per share and total underwriting discounts that we will pay to Bear Stearns. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares.

UNDERWRITING DISCOUNTS AND COMMISSIONS

                                                      WITHOUT            WITH
                                                   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                      EXERCISE         EXERCISE
                                                   --------------   --------------
Per Share........................................    $    0.177       $    0.177
Total............................................    $3,009,000       $3,460,350

    Bear Stearns has advised us that, following completion of the offering of the shares of common stock, Bear Stearns and its affiliates intend to make a market in the common stock, although they are under no obligation to do so and may discontinue any market-making activities at any time without notice.

    Bear Stearns has advised us that it may make short sales of our common stock in connection with this offering, resulting in the sale by Bear Stearns of a greater number of shares than it is required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 2,550,000 shares subject to the underwriter's over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if Bear Stearns is concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. Bear Stearns may reduce or close out its covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, Bear Stearns will consider the price at which shares are available for purchase in the open market as compared with the price at which it may purchase shares through the over-allotment option. Any naked short position will be closed out by purchasing shares in the open market. Like the other stabilizing transactions described below, open market purchases made by Bear Stearns to cover all or a portion of its short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

    Bear Stearns also has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, it may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for the purchase of shares of common stock on behalf of Bear Stearns for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting Bear Stearns to reclaim the selling concession otherwise accruing to a participating broker-dealer in connection with the offering if the common stock originally sold by that broker-dealer is purchased by Bear Stearns in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The imposition of a penalty bid may affect the price of the common stock to the extent that it discourages resales. Bear Stearns has advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. Bear Stearns makes no representations as to the magnitude or effect of any such stabilization or other transactions.

    We have agreed to indemnify Bear Stearns against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Bear Stearns may be required to make in respect of those liabilities.

    We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $300,000.

    Bear Stearns is also acting as financial advisor to us in connection with the proposed conversion of our Series B Convertible Participating Preferred Stock held by the Warburg Entities and in connection with the proposed private placement of common stock to the Warburg Entities described under "Recent Developments--Agreements with Warburg." Bear Stearns will be paid a fee of $3.2 million when such transaction closes.

    Bear Stearns has advised us that the distribution of the shares of common stock offered in this prospectus supplement by Bear Stearns may be effected from time to time in one or more types of transactions (including block transactions) on the New York Stock Exchange or in transactions otherwise than on that exchange, in negotiated transactions, through put or call option transactions relating to shares of our common stock, through short sales of shares of our common stock or in any combination of such transactions. Sales may be effected at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Bear Stearns may sell shares in transactions directly with purchasers or to or through broker-dealers in transactions involving one or more of the following: (1) an underwritten public offering,
(2) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account, (3) ordinary brokerage transactions in which the broker-dealer as agent solicits purchases which may involve compensation in excess of customary commissions or (4) in block transactions. Broker-dealers participating in the distribution of shares of our common stock may be deemed to be underwriters under the Securities Act, and any discounts or commissions received by the broker-dealers and any profit on the resale of such shares may be deemed to be underwriting discounts or commissions under the Securities Act.

    We and our executive officers have agreed with Bear Stearns that, subject to limited exceptions, for a period of 90 days following the date of this prospectus supplement, without the prior written consent of Bear Stearns, we and our executive officers will not dispose of any shares of common stock or any securities convertible into or exchangeable for common stock. Bear Stearns may, at any time without prior notice release all or any portion of the shares from these restrictions. Notwithstanding the foregoing, we are permitted to issue shares of our common stock in connection with acquisitions and under our stock option plan, stock purchase plan and stock performance plan.

    The expected delivery of the shares will be made to investors on or about March 15, 2002.

                           FORWARD LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus contain and incorporate by reference forward looking statements that are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward looking statements after they are made, whether as a result of new information, future events or otherwise.

    Important factors that could cause actual outcomes and results to differ materially from the forward looking statements we make or incorporate by reference in this prospectus supplement or the accompanying prospectus include the factors described under "Risk Factors" above, factors described in our other filings with the SEC and the following factors:

    - increasing price and product and services competition by U.S. and foreign competitors, including new entrants;

    - rapid technological developments and changes and our ability to continue to introduce competitive new products and services on a timely, cost-effective basis in commercially available quantities;

    - risks related to the September 11, 2001 terrorist attacks on the United States;

    - our mix of products and services;

    - our ability to achieve lower costs and expenses;

    - our ability to attract and retain talent in key technological areas;

    - our ability to form and implement alliances and address gaps in technology;

    - customer demand for our products and services;

    - our ability to market our products and services effectively;

    - our ability to negotiate acquisitions and dispositions and to successfully integrate acquired companies;

    - U.S. and foreign governmental and public policy changes that may affect the level of new investments and purchases made by customers;

    - changes in environmental and other U.S. and foreign governmental regulations;

    - our ability to protect our intellectual property rights;

    - our ability to realize cost savings from our manufacturing outsourcing initiative;

    - the outcome of pending and future litigation, including class actions, and governmental proceedings; and

    - the continued availability of financing, in the amounts, at the times and on the terms required to support our future operations.

    These are representative of the factors that could cause actual outcomes and results to differ from the forward looking statements contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. In addition, such statements could be affected by general industry and market conditions and growth rates, economic conditions worldwide and other future factors.

                                    EXPERTS

    The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2001 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the changes in accounting as described in Notes 2 and 12 to the consolidated financial statements and an emphasis of a matter paragraph relating to Avaya's spin-off from Lucent as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                          VALIDITY OF THE COMMON STOCK

    The validity of the common stock offered in this prospectus supplement, as well as certain other legal matters, will be passed upon for us by Pamela F. Craven, our Vice President, General Counsel and Secretary. As of March 11, 2002, Pamela F. Craven owned 9,489 shares of our common stock, 182,411 restricted stock units of our common stock and options for 750,000 shares of our common stock.

PROSPECTUS

                                     [LOGO]

                                 $1,440,000,000

                                   AVAYA INC.

                                  COMMON STOCK
                                PREFERRED STOCK
                                DEBT SECURITIES
                      WARRANTS TO PURCHASE DEBT SECURITIES

                               ------------------

    This prospectus is part of a registration statement which Avaya has filed with the Securities and Exchange Commission as part of a shelf registration process. Under this process, Avaya may sell common stock, preferred stock, debt securities or warrants to purchase debt securities, or any combination of these securities, in one or more offerings with a total initial offering price of up to $1,440,000,000. The purpose of this prospectus is to provide the general terms and conditions of the securities that Avaya intends to issue. The specific terms and conditions of securities issued in any particular offering will be provided in supplements to this prospectus. The prospectus supplements may also add, update or modify information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you make your investment decision.

    Avaya's common stock is listed on the New York Stock Exchange under the symbol "AV". On May 21, 2001, the last sale price of Avaya's common stock as reported on the New York Stock Exchange was $15.74.

                            ------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

    This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 24, 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Description of Avaya........................................      3
Forward Looking Statements..................................      5
Where to Find Additional Information Regarding Avaya........      6
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Accretion...............      7
Use of Proceeds.............................................      7
Description of the Indenture and Debt Securities............      7
Description of the Warrants.................................     14
Description of Capital Stock................................     15
Plan of Distribution........................................     26
Legal Opinions..............................................     27
Experts.....................................................     27

                              DESCRIPTION OF AVAYA

    Avaya Inc. is a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices through a building or across one or more campuses. We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. We are not a leader in multi-service networking products or in converged voice and data products. We have entered these product areas relatively recently, and our multi-service networking product portfolio is less complete than the portfolios of some of our competitors. We are implementing a strategy focused on these products.

    We support our customers with comprehensive global service offerings, including remote diagnostics testing of our advanced systems, installation of our products, on-site repair and maintenance. We believe our global service organization is an important consideration for customers purchasing our systems and software and is a source of significant revenue for us, primarily from maintenance contracts. We also offer professional services for customer relationship management and unified communications and value-added services for the outsourcing of messaging and other portions of an enterprise's communications system.

    We intend to use our leadership positions in enterprise communications systems and software, our broad portfolio of products and services and strategic alliances with other technology and consulting services leaders to offer our customers comprehensive eBusiness communications solutions. We are particularly focused on delivering eBusiness communications that enable eBusiness. By eBusiness, we mean the internal and external use of communications tools and electronic networks, to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees. We currently offer many of the advanced products that we believe are important components of eBusiness communications solutions. We are focusing our strong research and development capabilities on developing new and improved business communications products and services.

    We have been experiencing declines in revenue from our traditional business, enterprise voice communications products, and if we do not successfully implement our strategy to expand our sales in market segments with higher growth rates, our revenue may continue to decline. Our strategy requires us to significantly change our focus in order to concentrate on the development and marketing of eBusiness solutions, and the uncertainty regarding this new market opportunity may result in a decrease in our revenue and profitability. In addition, we assumed a significant amount of debt in connection with our separation from Lucent Technologies Inc. and we may substantially increase our debt in the future, which could subject us to various restrictions and higher interest costs, and decrease our profitability.

    We were incorporated under the laws of the State of Delaware under the name "Lucent EN Corp." on February 16, 2000, as a wholly owned subsidiary of Lucent. As of June 27, 2000, our name was changed to "Avaya Inc." On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareowners. We refer to these transactions in this prospectus as the "distribution." Lucent was formed from the systems and technology units that were formerly a part of AT&T Corp. and the research and development capabilities of Bell Laboratories. On
September 30, 1996, Lucent became independent of AT&T when AT&T distributed all its Lucent shares to its shareowners in a tax-free spinoff. Prior to the distribution, we had no material assets or activities as a separate corporate entity. Following the distribution, we became an independent public company, and Lucent has no continuing stock ownership interest in us. Prior to the distribution, we entered into several agreements with Lucent in connection with, among other things, intellectual property, interim services and a number of on-going commercial relationships, including product supply arrangements.

RECENT DEVELOPMENTS

    On February 6, 2001, we acquired VPNet Technologies, Inc., a privately held developer of virtual private network solutions and devices, for an aggregate purchase price of approximately $117 million in cash and stock options. The acquisition was accounted for by the purchase method of accounting. In the second quarter of fiscal 2001, we recorded a $31 million charge for the purchased in-process research and development.

    On February 20, 2001, we announced a five-year agreement to outsource most of the manufacturing of our communications systems and software to Celestica Inc. We will receive approximately $200 million for the assets we are transferring to Celestica. The first phase of the transaction closed on May 4, 2001, with the remaining phases to be completed by the end of the first quarter of fiscal 2002.

    In March 2001, we incurred restructuring and related charges of
$134 million pre-tax in conjunction with this outsourcing agreement. Over the next six fiscal quarters, we will also incur approximately $45 million pre-tax in one-time implementation costs. Once the agreement is fully implemented at the end of fiscal 2002, we expect to realize net savings of approximately
$400 million pre-tax over the remaining term of the contract, $150 million of which will be realized in the last year of the agreement. Approximately 1,300 Avaya employees have joined Celestica as part of this transaction.
                            ------------------------

    Our principal executive offices are located at 211 Mount Airy Road, Basking Ridge, New Jersey 07920. Our telephone number is (908) 953-6000.

                           FORWARD LOOKING STATEMENTS

    This prospectus contains and incorporates by reference forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward looking statements after they are made, whether as a result of new information, future events or otherwise.

    Important factors that could cause actual outcomes and results to differ materially from forward looking statements we make include the factors described under "Risk Factors" in our registration statement on Form 10, which was declared effective by the SEC on September 15, 2000, factors described in our other filings with the SEC and the following factors:

    - increasing price and product and services competition by U.S. and foreign competitors, including new entrants;

    - rapid technological developments and changes and our ability to continue to introduce competitive new products and services on a timely, cost-effective basis in commercially available quantities;

    - our mix of products and services;

    - our ability to achieve lower costs and expenses;

    - our ability to attract and retain talent in key technological areas;

    - our ability to form and implement alliances and address gaps in technology;

    - customer demand for our products and services;

    - our ability to market our products and services effectively;

    - our ability to successfully integrate acquired companies;

    - U.S. and foreign governmental and public policy changes that may effect the level of new investments and purchases made by customers;

    - changes in environmental and other U.S. and foreign governmental regulations;

    - our ability to protect our intellectual property rights;

    - our ability to realize cost savings from our manufacturing outsourcing initiative;

    - the outcome of pending and future litigation and governmental proceedings; and

    - the continued availability of financing, financial instruments and financial resources in the amounts at the times and on the terms required to support our future operations.

    These are representative of the factors that could cause actual outcomes and results to differ from the forward looking statements contained or incorporated by reference in this prospectus. In addition, such statements could be affected by general industry and market conditions and growth rates, economic conditions worldwide and other future factors.

              WHERE TO FIND ADDITIONAL INFORMATION REGARDING AVAYA

    Avaya files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information that Avaya files with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Avaya's SEC filings are also available to the public through the SEC's web site at http://www.sec.gov.

    The SEC allows us to incorporate by reference the information that we file with them into this document. This means that we can disclose important information to you by referring you to other documents previously filed separately with the SEC, including Avaya's annual, quarterly and current reports. The information incorporated by reference is considered to be a part of this document, except for any information that is modified or superseded by information contained in this document or any other subsequently filed document. The information incorporated by reference is an important part of this prospectus and the accompanying prospectus supplement. Any information that we file with the SEC, specifically, those documents filed pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all of the securities offered by this prospectus, will be incorporated by reference into this prospectus and will automatically update and supersede the information in this prospectus, the accompanying prospectus supplement and any previously filed document.

    The following documents have been filed by Avaya with the SEC (File No. 1-15951) and are incorporated by reference into this prospectus:

        1. Annual Report on Form 10-K for the fiscal year ended September 30, 2000;

        2. Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000;

        3. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001;

        4. Current Report on Form 8-K dated October 2, 2000, filed October 2, 2000;

        5. Current Report on Form 8-K dated October 23, 2000, filed October 23, 2000; and

        6. Current Report on Form 8-K dated February 20, 2001, filed February 20, 2001.

    Copies of the above documents, along with exhibits specifically incorporated by reference into this prospectus or the prospectus supplement may be obtained without charge from the Office of the Corporate Secretary, Avaya Inc., 211 Mount Airy Road, Basking Ridge, New Jersey 07920 (telephone number: 908-953-6000).

    No person is authorized to give any information or represent anything not contained in this prospectus and the accompanying prospectus supplement. We are only offering the securities in places where sales of those securities are permitted. The information contained in this prospectus and any accompanying prospectus supplement, as well as information incorporated by reference, is current only as of the date of that information. Avaya's business, financial condition, results of operations and prospects may have changed since that date.

 RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK ACCRETION

    The following table sets forth the unaudited historical ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock accretion of Avaya and its subsidiaries.

                                                                              RATIO OF EARNINGS TO
                                                                RATIO OF         COMBINED FIXED
                                                               EARNINGS TO    CHARGES AND PREFERRED
                                                              FIXED CHARGES      STOCK ACCRETION
                                                              -------------   ---------------------
Six months ended March 31, 2001.............................         (*)                (*)
Year ended September 30, 2000...............................        (**)               (**)
Year ended September 30, 1999...............................        3.2                3.2
Year ended September 30, 1998...............................        2.9                2.9
Year ended September 30, 1997...............................        2.0                2.0
Nine months ended September 30, 1996........................        4.8                4.8

------------------------

(*) For the six months ended March 31, 2001, earnings available are inadequate to cover fixed charges and combined fixed charges to preferred stock accretion by $74 million and $93 million, respectively.

(**) For the year ended September 30, 2000, earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $450 million.

    For purposes of determining the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock accretion, earnings are defined as income (loss) from continuing operations before income taxes, less interest capitalized. Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Certain years have been reclassified to conform to the current period presentation. Because there was no preferred stock accretion during the periods presented other than the six months ended
March 31, 2001, the ratio of earnings to combined fixed charges and preferred stock accretion is identical to the ratio of earnings to fixed charges for each such period.

                                USE OF PROCEEDS

    Avaya intends to use the proceeds from the sale of the securities for general corporate purposes, including debt repayment and refinancing, capital expenditures and acquisitions. The specific purpose of any individual issuance of securities will be described in the applicable prospectus supplement. The amount and timing of the sales of the securities will depend on market conditions.

                DESCRIPTION OF THE INDENTURE AND DEBT SECURITIES

    The debt securities will be issued under and controlled by an indenture between Avaya and The Bank of New York, as trustee. The following sections briefly outline the provisions of the indenture. The indenture is filed as an exhibit to the registration statement of which this prospectus forms a part, and you should read it in its entirety in order to completely understand its terms and conditions. The statements contained in this prospectus relating to the indenture and the debt securities we may issue under the indenture are summaries of their material terms but do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture (including those terms made a part of the indenture by reference to the Trust Indenture Act of 1939) and the debt securities.

GENERAL TERMS

    The debt securities:

       - will represent direct, unsecured, unsubordinated obligations of Avaya;

       - will rank equally with Avaya's other unsecured and unsubordinated debt;

       - may be issued in one or more series with the same or various maturities;

       - may be issued at a price of 100% of their principal amount or at a premium or discount;

       - may be issued in registered or bearer form and certificated or uncertificated form; and

       - may be represented by one or more global notes registered in the name of a designated depository's nominee, and if so, beneficial interests in the global note will be shown on and transfers of such interests will be made only through records maintained by the designated depository and its participants.

    The indenture does not limit the aggregate principal amount of debt securities that we may issue pursuant to its terms. In addition, the indenture does not limit the amount of other indebtedness or debt securities, other than certain Secured Indebtedness as described below, which our Subsidiaries or we may issue.

    Unless we state otherwise in a prospectus supplement, we will not offer, sell or deliver any bearer debt securities, including any bearer securities issued in global form, to any United States person. By United States person we mean a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any of its political subdivisions, or an estate or trust whose income is subject to United States federal income taxation regardless of its source.

    The prospectus supplement for any individual issuance of debt securities of any series will describe in detail, if applicable:

       - the total principal amount of the debt securities of that series;

       - the percentage of the principal amount at which the debt securities of that series will be sold;

       - the date(s) on which the debt securities of that series will mature, or whether such debt securities will be payable on demand;

       - the interest rate(s) that the debt securities of that series will bear and the method of calculating the rate(s);

       - the interest payment date(s);

       - the terms for redemption or early repayment;

       - the authorized denominations in which the debt securities of that series will be issued;

       - the currency in which the debt securities of that series will be denominated;

       - the currency in which the principal of or any premium or interest will be payable, if different than the currency in which the debt securities of that series are denominated;

       - the manner in which payments of principal of and any premium or interest on the debt securities of that series will be determined if the payment is to be based upon one or more indexes;

       - whether the debt securities of that series will be issuable in registered or bearer form or both, and whether the debt securities of that series shall be certificated or uncertificated;

       - whether the debt securities of that series will be represented by one or more global securities and, if so, whether any such global securities will be in registered or bearer form, the identity of the depository for such global security or securities and the method of transferring beneficial interests in such global security or securities;

       - information regarding book-entry procedures;

       - whether and under what circumstances we will pay additional amounts on any debt securities of that series held by a person who is not a United States person in respect of taxes or similar charges withheld and, if so, whether we will have the option to redeem the debt securities of that series rather than pay such additional amounts; and

       - any other terms, including any terms which may be required by or advisable under United States laws and regulations and laws of other relevant jurisdictions or advisable in connection with the marketing of the debt securities of that series.

    We will have the ability under the indenture to "reopen" a previously issued series of debt securities and issue additional debt securities of that series or establish additional terms of the series. We are also permitted to issue debt securities with the same terms as previously issued debt securities.

    We will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act that may then be applicable, in connection with any obligation of ours to purchase debt securities at the option of the holders. Any such obligation applicable to a series of debt securities will be described in the related prospectus supplement.

    Unless we indicate otherwise in an applicable prospectus supplement, we will issue debt securities only in denominations of $1,000 and integral multiples of $1,000. If we issue debt securities in a foreign currency, we will specify the authorized denominations in the prospectus supplement.

    If we issue original issue discount debt securities, we will describe the special United States federal income tax and other considerations of a purchase of original issue discount debt securities in the prospectus supplement. Original issue discount debt securities are securities that are issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance.

PAYMENT AND TRANSFER

    Unless we state otherwise in a prospectus supplement, if you have debt securities in registered form, we will make principal and interest payments at the office of the paying agent or agents that we will name in the prospectus supplement or by mailing a check to you at the address we have for you in the register. You may also exchange registered debt securities of any series at the office of the transfer agent for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms as long as the debt securities are issued in authorized denominations.

    If you have debt securities in bearer form, we will pay interest to you when you present and surrender the interest coupon for that interest payment at the office of our paying agent located outside the United States. Bearer securities and coupons are transferable by delivery. Unless we describe other procedures in a prospectus supplement, you will be able to transfer registered debt securities at the office of the transfer agent or agents we name in the prospectus supplement.

    Bearer debt securities may be exchanged for an equal aggregate principal amount of registered or bearer debt securities of the same series having the same date of maturity, interest rate, original issue date and other terms in such authorized denominations as may be requested upon delivery of the bearer debt securities with all unpaid coupons to a transfer or paying agent as specified in the prospectus supplement and upon fulfillment of all other requirements of such agent.

    A prospectus supplement will describe the procedures for exchanging bearer debt securities, if applicable. Registered debt securities can never be exchanged for bearer debt securities.

    Neither Avaya nor the trustee will impose any service charge for any transfer or exchange of a debt security, however, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of debt securities.

CONVERSION AND EXCHANGE

    The terms, if any, upon which debt securities of any series are convertible into or exchangeable for other securities, whether or not issued by us, property or cash, or a combination of any of the foregoing, will be set forth in the related prospectus supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at our option, in which the securities, property or cash to be received by the holders of the debt securities would be calculated according to the factors and at such time as described in the related prospectus supplement.

COVENANTS

    For your benefit, we have agreed in the indenture to restrict certain of our activities as long as the debt securities of any series are outstanding. Some of those restrictions are described below. Because several definitions are both specific and complex, we have provided a separate definitions section to help you to understand certain capitalized terms in this section.

    Unless otherwise described in a prospectus supplement relating to any debt securities, other than as described below under "--Covenants--Limitation on Liens", the indenture does not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase that amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of debt securities for information regarding any deletions from, modifications of or additions to the Events of Defaults described below or covenants of ours contained in the indenture, including any addition of a covenant or other provision providing event risk or similar protection.

    LIMITATIONS ON LIENS. Avaya will not create, assume, incur or guarantee, and will not permit any Restricted Subsidiary to create, assume, incur or guarantee, any Secured Indebtedness without concurrently providing that all the securities of each series then outstanding shall be secured equally and ratably with (or prior to) such Secured Indebtedness (together with, if Avaya shall so determine, any other indebtedness of Avaya or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the securities of each series) so long as such Secured Indebtedness shall be outstanding unless such Secured Indebtedness, when added to the aggregate amount of all Secured Indebtedness then outstanding (not including in this computation Secured Indebtedness if the securities of each series are secured equally and ratably with (or prior to) such Secured Indebtedness and further not including in this computation any Secured Indebtedness which is concurrently being retired), would not exceed the greater of $500 million or 15% of Consolidated Net Tangible Assets.

    CONSOLIDATIONS, MERGERS, SALES OR CONVEYANCES. Nothing contained in the indenture or in any of the debt securities of any series shall prevent any consolidation of Avaya with, or merger of Avaya into, any other corporation or corporations (whether or not affiliated with Avaya), or successive consolidations or mergers to which Avaya or its successor or successors shall be a party or parties, or shall prevent any sale, transfer, lease or conveyance of the property of Avaya (including stock of subsidiaries) as an entirety or substantially as an entirety to any other corporation (whether or not affiliated with Avaya) organized and existing under the laws of the United States of America, any state thereof or the District of Columbia authorized to acquire and own or operate the same; PROVIDED, HOWEVER that:

    - upon any such consolidation, merger, sale or conveyance, the due and punctual payment of the principal of (and premium, if any) and interest on all of the securities of each series, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed or observed by Avaya, shall be expressly assumed, by supplemental indenture, reasonably satisfactory in form to the trustee, executed and delivered to the trustee by the corporation formed by such consolidation, or into which Avaya shall have been merged, or which shall have acquired such property;

    - immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of Avaya or a Subsidiary as a result of such transaction as having been incurred by Avaya or such Subsidiary at the time of such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, will have happened and be continuing; and

    - either Avaya or the surviving entity delivers to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if required in connection with such transaction, the supplemental indenture comply with the applicable provisions of the indenture.

CERTAIN DEFINITIONS

    "Consolidated Net Tangible Assets" means the total assets of Avaya and its Subsidiaries, less current liabilities and certain intangible assets (other than product development costs).

    "Principal Property" means land, land improvements, buildings and associated factory, laboratory and office facilities (excluding all products marketed by Avaya or any of its subsidiaries) constituting a manufacturing, development, warehouse, service, office or operating facility owned by Avaya or a Restricted Subsidiary, located within the United States and having an acquisition cost plus capitalized improvements in excess of 2.0% of Consolidated Net Tangible Assets as of the date of such determination, other than any such property financed through the issuance of tax-exempt governmental obligations, or which the Board of Directors determines is not of material importance to Avaya and its Restricted Subsidiaries taken as a whole, or in which the interest of Avaya and all its subsidiaries does not exceed 50%. As of May 1, 2001, the aggregate net book value of Avaya's Principal Properties was substantially less than the Secured Indebtedness that is permitted under the limitations on liens covenant described above.

    "Restricted Subsidiary" means any Subsidiary of Avaya which has substantially all its property in the United States, which owns any Principal Property and in which the investment of Avaya and all its Subsidiaries exceeds 2.0% of Consolidated Net Tangible Assets as of the date of such determination, other than certain financing Subsidiaries and Subsidiaries formed or acquired after the date of the indenture for the purpose of acquiring the business or assets of another person and that do not acquire all or any substantial part of the business or assets of Avaya or any Restricted Subsidiary. Additionally, this definition includes any other Subsidiary designated by Avaya's Board of Directors as a Restricted Subsidiary.

    "Secured Indebtedness" means indebtedness of Avaya or any Restricted Subsidiary secured by any lien upon any Principal Property or the stock or indebtedness of a Restricted Subsidiary or any

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conditional sale or other title retention agreement covering any Principal
Property or Restricted Subsidiary. However, this definition specifically excludes all indebtedness:

    - that was outstanding on the date of the indenture;

    - incurred after the date of the indenture to finance the acquisition, improvement or construction of such property and either secured by purchase money mortgages or liens placed on such property within 180 days of acquisition, improvement or construction;

    - secured by liens on Principal Property or the stock or indebtedness of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or indebtedness;

    - owing to Avaya or any other Restricted Subsidiary;

    - existing at the time a corporation becomes a Restricted Subsidiary;

    - arising out of guarantees by Avaya of Secured Indebtedness of any Restricted Subsidiaries and guarantees by a Restricted Subsidiary of Secured Indebtedness of Avaya and any other Restricted Subsidiary;

    - arising from any sale and leaseback or synthetic lease transaction;

    - incurred to finance the acquisition or construction of property in favor of any country or any political subdivisions; and

    - replacing, extending or renewing of any such indebtedness (to the extent such indebtedness is not increased).

    "Subsidiary" means any corporation a majority of the voting shares of which are at the time owned or controlled, directly or indirectly, by Avaya or its Subsidiaries.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    If an Event of Default with respect to the debt securities of any series occurs and continues, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of such series may declare the principal amount (or such lesser amount as may be provided for in the debt securities of such series) of all outstanding debt securities of such series to be due and payable immediately, provided that upon certain events of bankruptcy or insolvency such principal amount shall become and be immediately due and payable without any declaration or other act. The holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement or waive any past default or Event of Default or allow us to not comply with any provision of the indenture. However, they cannot waive a default in payment of principal of, premium, if any, or interest on, any of the debt securities of such series. Any individual series of debt securities may have additional or different Events of Default from the Events of Default described herein. The prospectus supplement relating to any individual issuance of debt securities of any series will describe such additions or modifications. A default under one series of debt securities under the Indenture will not necessarily be a default under another series. Unless otherwise specified in a prospectus supplement, an Event of Default with respect to any series of debt securities occurs when:

    - Avaya fails to pay interest due on any debt security of that series for 30 days;

    - Avaya fails to pay principal of or premium on any debt securities of that series when due;

    - Avaya breaches any agreement in the debt securities of that series or in the indenture which continues for 90 days after written notice by the trustee or holders of at least 25% of the principal amount of the debt securities of that series at the time outstanding;

    - Avaya or any Restricted Subsidiary defaults in the payment of more than $100 million of indebtedness at the maturity thereof (after giving effect to any applicable grace period) or indebtedness of more than $100 million shall be accelerated, and such default and acceleration shall not be cured or annulled within 30 days after notice by the trustee or holders of at least 25% in principal amount of the outstanding series of debt securities; or

    - certain events in bankruptcy, insolvency or reorganization of Avaya occur.

    If a default occurs, the trustee will notify the holders of such series of all uncured and unwaived defaults known to it within 90 days. For the purpose of this provision, default means any event which is, or after notice or passage of time or both would be, an Event of Default. However, if the trustee determines in good faith that withholding notices is in the interest of the holders of such series it may do so except in the case of a payment default.

    The trustee, subject to its duty during an Event of Default in respect of any series of debt securities to act with the required standard of care, can refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it. If indemnity is provided, the indenture provides that the holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting proceedings for remedies available to the trustee, or exercising any trust or power conferred on the trustee, in respect of such series.

    The terms for any series of debt securities may provide that the holders of debt securities of such series shall act as one class together with the holders of debt securities of one or more other series in voting, giving notice, waiving, giving directions or taking any other specified, permitted or authorized action.

DISCHARGE AND DEFEASANCE

    If we deposit with the trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a particular series, then at our option, we will be discharged from our obligations with respect to the debt securities of such series or we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain Events of Default will no longer apply to us. The sufficiency of the deposit must be certified by a nationally recognized firm of independent public accountants.

    If we achieve discharge and defeasance, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. Such holders may look only to such deposited funds or obligations for payment.

    Additionally, Avaya must deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes.

MODIFICATION OF THE INDENTURE

    Avaya and the trustee may, without the consent of the holders of debt securities, enter into indentures supplemental to the indenture for, among others, one or more of the following purposes: (1) to cure any ambiguity, defect or inconsistency in the indenture or the debt securities of any services or to make any other change, provided no such action shall adversely affect the rights of any holder; (2) to evidence the succession of another person to Avaya, and the assumption by such successor of Avaya's obligations under the indenture and the debt securities; (3) to secure the debt securities; (4) to provide for uncertificated securities in addition to or in place of certificated securities; or (5) to establish the form or terms of any series of securities. Avaya and the trustee, with the consent of a majority in principal amount of the outstanding debt securities of each series affected, may modify or supplement the terms of the indenture. However, no supplemental indenture may, without the consent of each holder affected, change: (1) a maturity date; (2) the principal amount;
(3) any premium; (4) the interest rate; (5) the time of interest payment;
(6) the authorized currency; or (7) the percentage of outstanding debt securities required for debt holder action.

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CONCERNING THE TRUSTEE

    In addition to the indenture, Avaya and The Bank of New York have had, and continue to have, other customary banking agreements and arrangements, including stock transfer agent, lending and depository relationships.

NEW YORK LAW TO GOVERN

    The indenture and the debt securities will be deemed to be a contract made under the laws of the State of New York, and for all purposes will be construed in accordance with the laws of such State without giving effect to its conflict of laws principles.

                          DESCRIPTION OF THE WARRANTS

    Avaya may issue warrants for the purchase of debt securities. Warrants may be issued independently or together with any debt securities offered by any prospectus supplement and may be attached to or separate from such debt securities. The warrants will be issued in one or more series under a warrant agreement to be entered into between Avaya and a bank or trust company, as warrant agent. The details of any series of warrants will be set forth in the applicable prospectus supplement. The warrant agent will act solely as an agent of Avaya in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summarizes certain provisions of the form of warrant agreement. You should read the form of warrant agreement which was filed on an exhibit to the registration statement of which this prospectus forms a part.

GENERAL TERMS

    The prospectus supplement for any individual issuance will describe in detail, if applicable:

    - the offering price and currency for which the warrants may be purchased;

    - the dates upon which the right to exercise the warrants will commence and expire;

    - if the warrants are not continuously exercisable, the specific date or dates on which they can be exercised;

    - whether the warrants will be issued in registered or bearer form or both and whether they will be issued in certificated or uncertificated form;

    - the terms of the debt securities which holders of warrants can purchase and the price to be paid to Avaya upon exercise;

    - if the debt securities to be purchased upon exercise will be issued in bearer form, any applicable restrictions;

    - if warrants are issued together with a series of debt securities, the name of such debt securities, their terms, the number of warrants accompanying each such debt security, and the date that the warrants and debt securities will become separately transferable;

    - any special United States federal tax implications of the warrants or their exercise; and

    - any other specific terms of the warrants.

    Warrant certificates may be exchanged for new warrant certificates of different denominations, transferred, and exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the underlying debt securities.

EXERCISE OF WARRANTS

    Warrant holders will be able to purchase the principal amount of debt securities at the exercise price designated in the prospectus supplement relating to the warrants. Warrants may not be exercised

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after 5:00 P.M., New York time, on the expiration date. Any warrants unexercised by that time and date will become void. Unless otherwise set forth in the applicable prospectus supplement, holders of warrants may exercise them by delivering properly completed warrant certificates and payment of the exercise price to the warrant agent at its corporate trust office. As soon as practicable after such delivery, we will issue and deliver to the indicated holder the debt securities purchasable upon exercise. If a holder does not exercise all the warrants represented by a particular certificate, we will also issue a new certificate for the remaining number of warrants.

                          DESCRIPTION OF CAPITAL STOCK

OUR AUTHORIZED CAPITAL STOCK

    Our authorized capital stock consists of 200,000,000 shares of preferred stock, par value $1.00 per share, and 1,500,000,000 shares of common stock, par value $0.01 per share. On March 31, 2001, 283,826,567 shares of our common stock were outstanding. Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (collectively, the "Warburg Funds") own 4,000,000 shares of our Series B convertible participating preferred stock and warrants to purchase 12,391,079 shares of our common stock. The Warburg Funds have preemptive rights in connection with their ownership, which entitle them to purchase additional shares in connection with certain public or nonpublic offerings of our common stock solely for cash in capital-raising transactions.

OUR COMMON STOCK

    The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, such holders will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock are entitled to such dividends as may be declared from time to time by our board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders. We have established plans to pay a dividend on shares of our common stock. The amount and timing of the dividend payment will be determined by our board of directors at a future date.

OUR PREFERRED STOCK

    Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

    - the designation of the series,

    - the number of shares of the series, which number our board may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease, but not below the number of shares thereof then outstanding,

    - whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or the method for determining the date or dates upon which dividends on the shares of such series shall be cumulative,

    - the redemption rights and price or prices, if any, for shares of the series,

    - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

    - the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

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    - whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of ours or of any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

    - restrictions on the issuance of shares of the same series or of any other class or series,

    - the voting rights, if any, of the holders of the shares of the series, and

    - any other relative rights, preferences and limitations of such series.

    We believe that the ability of our board of directors to establish one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek stockholder approval.

    Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to our and our stockholders' best interests. Our board of directors, in so acting, could issue our preferred stock with terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

    7.5 million shares of our Series A junior participating preferred stock have been reserved for issuance upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A junior participating preferred stock, please see "Rights Agreement."

SERIES B CONVERTIBLE PARTICIPATING PREFERRED STOCK

    An aggregate of 4,000,000 shares of our Series B convertible participating preferred stock were issued on October 2, 2000 to the Warburg Funds. Set forth below is a summary of the terms of the Series B convertible participating preferred stock. For a complete description of all the terms of the Series B convertible participating preferred stock see the Certificate of Designation incorporated by reference hereto.

    RANK. With respect to payments of dividends, redemption payments, rights upon our liquidation, dissolution or the winding up of our affairs, or otherwise, our Series B convertible participating preferred stock ranks senior to our common stock. In the future, we may authorize and issue preferred stock which ranks senior to, in parity with or junior to the Series B convertible participating preferred

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stock. Consent of the holders of a majority of the outstanding shares of
Series B convertible participating preferred stock is required for us to:

    - amend, alter or repeal any provision of our certificate of incorporation (by merger or otherwise) in a way that would adversely affect the preferences, rights or powers of the Series B convertible participating preferred stock;

    - issue parity securities or increase the issued and authorized number of shares of Series B convertible participating preferred stock if either action would adversely affect the class voting rights of the Series B convertible participating preferred stock or increase the aggregate liquidation preference of the issued and outstanding parity securities or the Series B convertible participating preferred stock in excess of $400 million; or

    - issue securities that would rank senior to the Series B convertible participating preferred stock.

    LIQUIDATION PREFERENCE. The initial liquidation preference for each share of Series B convertible participating preferred stock is $100. From the date on which these shares were issued, until the tenth anniversary of that date, the liquidation preference for each share will increase at an annual rate of 6.5%, compounded quarterly. From and after the tenth anniversary of the date on which these shares were issued, the liquidation preference for each share will increase at an annual rate of 12.0%, compounded quarterly. The increase in the liquidation preference for any quarter will be reduced by the amount of any cash dividends we pay on the Series B convertible participating preferred stock in respect of such quarter, other than dividends paid on our common stock in which the Series B convertible participating preferred stock participates. As of March 31, 2001, the Series B convertible participating preferred stock had an aggregate liquidation value of $413.1 million.

    Following a change-in-control of Avaya occurring during the first five years after the issue date of October 2, 2000, other than a change-in-control transaction that is a business combination involving solely the issuance of common stock, some or all of the liquidation value of the Series B convertible participating preferred stock that would otherwise accrete through the fifth anniversary of the issue date will be accelerated, subject to our option to pay the accelerated accretion in cash in some instances.

    A change-in-control includes any of the following:

    - the acquisition of 50% or more of either our common stock or the combined voting power of our then outstanding securities entitled to vote in an election of our directors;

    - changes in the composition of a majority of our board of directors which are not supported by our incumbent board of directors;

    - a reorganization, consolidation, or merger or the sale or other disposition of all or substantially all of our assets unless, following the transaction, the holders of our common stock and voting securities prior to the transaction own more than 50% of the common stock and voting securities of us or the entity resulting from the transaction or that acquired all or substantially all of our assets, such holders maintain their proportionate ownership in us or the entity resulting from the transaction or that acquired all or substantially all of our assets and no person or entity owns 50% or more of the then-outstanding shares of the common stock or voting securities of us or the entity resulting from the transaction or that acquired all or substantially all of our assets; and

    - approval by our stockholders of a complete liquidation or dissolution of our company.

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    DIVIDENDS.  The holders of our Series B convertible participating preferred stock are entitled to receive dividends when declared by our board of directors, out of funds legally available for the payment of dividends as described below.

    - For so long as the Series B convertible participating preferred stock is outstanding, holders of Series B convertible participating preferred stock will receive dividends equally and ratably with the holders of our common stock. Equal and ratable dividends are calculated on an as converted basis, meaning we assume for the purposes of the calculation that the shares of Series B convertible participating preferred stock were converted into shares of our common stock on the record date for the relevant common stock dividend.

    - During the fourth and fifth years after issuance, we will have the option to pay a quarterly cash dividend on each share of Series B convertible participating preferred stock at an annual rate of 3.25%, compounded quarterly, of the liquidation value of a share of Series B convertible participating preferred stock then in effect.

    - During the sixth through tenth years after issuance, we will have the option to pay a quarterly cash dividend on each share of Series B convertible participating preferred stock at an annual rate of 6.5%, compounded quarterly, of the liquidation value of a share of Series B convertible participating preferred stock then in effect.

    - After the tenth anniversary of issuance, we will be required to pay a quarterly cash dividend on each share of Series B convertible participating preferred stock at an annual rate of 12%, compounded quarterly, of the liquidation value of a share of Series B convertible participating preferred stock then in effect.

    REDEMPTION. At any time after the fifth anniversary of the issuance, we can force the holders of shares of Series B convertible participating preferred stock to convert their shares into common stock. If we give a notice of mandatory conversion, the holders of our shares of Series B convertible participating preferred stock have the right to require us to redeem their shares for cash, in whole or in part, at their option, at a cash redemption price equal to:

    - the liquidation value in effect on the redemption date; plus

    - except to the extent that a dividend has been declared for the applicable quarter, an amount equal to the unrecognized accretion and dividends accrued and unpaid on the Series B convertible participating preferred stock up to but not including the redemption date.

    For 60 days following the occurrence of a change-in-control transaction, the holders of our shares of Series B convertible participating preferred stock have the right to require us to redeem their shares for cash, in whole or in part, at their option, at a cash redemption price equal to:

    - 101% of the liquidation value in effect on the redemption date; plus

    - except to the extent that a dividend has been declared for the applicable quarter, an amount equal to the unrecognized accretion and dividends accrued and unpaid on the Series B convertible participating preferred stock up to but not including the redemption date.

    CONVERSION. Holders of shares of Series B convertible participating preferred stock may convert their shares into shares of our common stock at any time, at an initial conversion price of $26.71 per share of our common stock. The number of shares of our common stock into which each share of Series B convertible participating preferred stock will be convertible is determined by dividing the amount of the liquidation value at the time of the conversion of that share by the conversion price in effect as of the time of conversion. The conversion price is subject to adjustment upon the occurrence of any of the following actions: (i) the issuance of common stock at less than market value;
(ii) the declaration of a dividend or the making of a distribution on common stock in shares of common stock;

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(iii) the subdivision or reclassification of outstanding shares of common stock into a greater number of shares; (iv) the combination or reclassification of the outstanding shares of common stock into a smaller number of shares; (v) the fixing of a record date for the making of various distributions to all holders of shares of its common stock; (vi) the pro rata repurchase of common stock;
(vii) a business combination or reclassification of common stock; or (viii) any action affecting the common stock, which in the opinion of the board of directors would materially adversely affect the conversion rights of holders of Series B convertible participating preferred stock.

    From and after the fifth anniversary of the date of issuance of the Series B convertible participating preferred stock, we will have the right to require the holders of Series B convertible participating preferred stock, at our option, to convert any or all of their shares, into shares of our common stock at the conversion price in effect at that time, subject to the right (as described under "Redemption") of the holders to require us to redeem their shares if we give notice of a mandatory conversion.

    Based on the initial conversion price of $26.71, the Series B convertible participating preferred stock was convertible into an aggregate of 15,466,328 shares of our common stock as of March 31, 2001.

    VOTING RIGHTS. The holders of our shares of Series B convertible participating preferred stock:

    - are entitled to vote with the holders of our common stock on all matters submitted for a vote of the holders of common stock, voting together with the holders of our common stock as one class; and

    - are entitled to a number of votes equal to the number of votes to which the shares of common stock issuable upon conversion of the shares of Series B convertible participating preferred stock would have been entitled if such shares of common stock had been outstanding at the time of the applicable vote and related record date.

    Generally the holders of our shares of Series B convertible participating preferred stock are entitled to vote as a single class with respect to:

    - the amendment, alteration or repeal of any provision of our certificate of incorporation which adversely affects the preferences, rights or powers of the Series B convertible participating preferred stock; and

    - the authorization of any securities which would rank senior to the Series B convertible participating preferred stock or parity securities that would adversely affect the class voting rights of the Series B convertible participating preferred stock or have an aggregate liquidation preference in excess of $400 million.

WARRANTS

    As part of their investment, the Warburg Funds acquired warrants to purchase an aggregate of 12,391,079 shares of our common stock. The warrants have an exercise price equal to $34.73, subject to adjustment.

    The warrants were issued in two series: Series A warrants to purchase 6,883,933 shares of our common stock and Series B warrants to purchase 5,507,146 shares of our common stock. The Series A warrants have a four-year term, expiring October 2, 2004, and the Series B warrants have a five-year term, expiring October 2, 2005. During a period commencing on the effective date of the registration statement of which this prospectus is a part, until October 2, 2002, if the market price of our common stock exceeds 200%, in the case of the Series A warrants, and 225%, in the case of the Series B warrants, of the exercise price of the warrants for 20 consecutive trading days, we can force the exercise

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of up to 50% of the four-year warrants and the five-year warrants, respectively.
The warrants are exercisable immediately and have customary antidilution rights.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND
  BY-LAWS

    BOARD OF DIRECTORS. Our certificate of incorporation provides that, except as otherwise fixed by or pursuant to the provisions of a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies, but shall not be less than three. Our directors will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2001, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2002 and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2003, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the annual meeting of stockholders to be held after the end of fiscal 2001, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

    Our certificate of incorporation provides that, except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of our board, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office until the next annual meeting of stockholders at which time the director will stand for election for the remainder of the term and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board will shorten the term of any incumbent director. Subject to the rights of holders of our preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class; provided, however, that any director or directors may be removed from office by the affirmative vote of the holders of at least 80% of the voting power of all our voting stock then outstanding, voting together as a single class.

    These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

    NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the whole board or by our chairman of the board, and any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board.

    ADVANCE NOTICE PROCEDURES. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our chairman of the board, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our stockholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our chairman of the board or our board, or by a stockholder who has given timely written notice to our secretary of such stockholder's intention to bring such business before such meeting. Under our stockholder notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 45th calendar day nor earlier than the close of business on the 75th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 75th calendar day prior to such annual meeting and not later than the close of business on the later of the 45th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

    Notwithstanding the foregoing, in the event that the number of directors to be elected to our board is increased and we make no public announcement naming all of the nominees for director or specifying the size of our increased board at least 55 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our stockholder notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 75th calendar day prior to such special meeting and not later than the close of business on the later of the 45th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board to be elected at such meeting.

    In addition, under our stockholder notice procedure, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our certificate of incorporation. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

    AMENDMENT. Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the certificate relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies; and the removal of directors. Our certificate further provides that the related by-laws described above, including the stockholder notice procedure, may be amended only by our board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

RIGHTS AGREEMENT

    Our board of directors has adopted a rights agreement with The Bank of New York, as rights agent. The rights agreement has been incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. For information on how to obtain a copy of the rights agreement, please see "Where to Find Additional Information Regarding Avaya".

    ANTI-TAKEOVER EFFECTS. The rights are intended to have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of the rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors since we may redeem the rights as described below and since a transaction approved by our board of directors would not cause the rights to become exercisable.

    EXERCISABILITY OF RIGHTS. Under the rights agreement, one right attaches to each share of our common stock outstanding and, when exercisable, entitles the registered holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock, par value $1.00 per share, at an initial purchase price of $125, subject to the customary antidilution adjustments. For a description of the terms of our Series A junior participating preferred stock, see "Series A Junior Participating Preferred Stock" below.

    The rights will not become exercisable until the earliest of:

    - 10 business days following a public announcement that a person or group has become the beneficial owner of securities representing 10% or more of our common stock then outstanding

    - 10 business days after we first determine that a person or group has become the beneficial owner of securities representing 10% or more of our common stock then outstanding or

    - such date, if any, as may be designated by the board of directors following the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group becoming the beneficial owner of securities representing 10% or more of our common stock then outstanding (or such later date as our board of directors may determine, but in no event later than the date that any person or group actually becomes such an owner).

    Additionally, at any time a person or a group has become the beneficial owner of securities representing 10% or more of our common stock then outstanding and we have registered the securities subject to the rights under the Securities Act, the flip-in or flip-over features of the rights or, at the discretion of our board of directors, the exchange features of the rights, may be exercised by any holder, except for such person or group.

    Our sale to the Warburg Funds of 4,000,000 shares of Series B convertible participating preferred stock and warrants to purchase our common stock did not trigger the exercisability of the rights under our rights agreement. These investors shall not be deemed to be the beneficial owners of any shares of common stock:

    - that these investors acquire or can acquire by converting their shares of Series B convertible participating preferred stock into shares of our common stock;

    - that these investors acquire or can acquire by exercising their warrants to purchase shares of our common stock;

    - that these investors acquire, directly or indirectly, by exercising their preemptive rights granted in connection with their investment; or

    - as a result of their ownership of the Series B convertible participating preferred stock or warrants acquired pursuant to their initial investment.

    The various features of our rights agreement are described below.

    "FLIP IN" FEATURE. In the event a person or group becomes the beneficial owner of securities representing 10% or more of our common stock then outstanding, each holder of a right, except for such person or group, will have the right to acquire, upon exercise of the right, instead of one one-thousandth of a share of our Series A junior participating preferred stock, shares of our common stock having a value equal to twice the exercise price of the right. For example, if we assume that an exercise price of $125 is in effect on the date that the flip-in feature of the right is exercised, any holder of a right, except for the person or group that has become the beneficial owner of securities representing 10% or more of our common stock then outstanding, can exercise his or her right by paying us $125 in order to receive from us shares of common stock having a value equal to $250.

    "EXCHANGE" FEATURE. At any time after a person or group becomes the beneficial owner of securities representing 10% or more, but less than 50%, of our common shares then outstanding, our board of directors may, at its option, exchange all or some of the rights, except for those held by such person or group, for our common stock at an exchange ratio of one share of common stock per right, subject to adjustment, and cash instead of fractional shares, if any. Use of this exchange feature means that eligible rights holders would not have to pay a purchase price before receiving shares of our common stock.

    "FLIP OVER" FEATURE. In the event we are acquired in a merger or other business combination transaction or 50% or more of our assets and those of our subsidiaries or our earning power and that of our subsidiaries, in each case taken as a whole, are sold, each holder of a right, except for a person or group that is the beneficial owner of securities representing 10% or more of, will have the right to receive, upon exercise of the right, the number of shares of the acquiring company's capital stock with the greatest voting power having a value equal to twice the exercise price of the right.

    REDEMPTION OF RIGHTS.  At any time before the earlier to occur of:

    - public disclosure that a person or group has become the beneficial owner
      of securities   representing 10% or more of our common stock then
      outstanding or

    - our determination that a person or group has become the beneficial owner
      of securities   representing 10% or more of our common stock then
      outstanding

    our board of directors may redeem all of the rights at a redemption price of $0.01 per right, subject to adjustment. The right to exercise the rights, as described under "Exercisability of Rights" above, will terminate upon redemption, and at such time, the holders of the rights will have the right to receive only the redemption price for each right held.

    AMENDMENT OF RIGHTS. At any time before a person or group becomes the beneficial owner of securities representing 10% or more of our common stock then outstanding, the terms of the existing rights agreement maybe amended by our board of directors without the consent of the holders of the rights.

    However, if at any time after a person or group beneficially owns securities representing 10% or more, or such lower percentage as may be amended in the existing rights agreement, of our common stock then outstanding, our board of directors may not adopt amendments to the existing rights agreement that adversely affect the interests of holders of the rights. Furthermore, once the rights are no longer redeemable, our board of directors may not adopt any amendment that would lengthen the time period during which the rights are redeemable.

    TERMINATION OF RIGHTS. If not previously exercised, the rights will expire 10 years from the date that the rights agreement commences, unless we earlier redeem or exchange the rights or extend the final expiration date.

    SERIES A JUNIOR PARTICIPATING PREFERRED STOCK. In connection with the creation of the rights, as described above, our board of directors has authorized the issuance of 7.5 million shares of Series A junior participating preferred stock.

    We have designed the dividend, liquidation, voting and redemption features of our Series A junior participating preferred stock so that the value of one one-thousandth of a share of our Series A junior participating preferred stock approximates the value of one share of our common stock. Shares of our Series A junior participating preferred stock may only be purchased after the rights have become exercisable, and each share of the Series A junior participating preferred stock:

    - is nonredeemable and junior to all other series of preferred stock, unless otherwise provided in the terms of those series of preferred stock;

    - will have a preferential dividend in an amount equal to the greater of $1.00 or 1,000 times any dividend declared on each share of common stock;

    - in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to 1,000 times the payment made per share of common stock;

    - will have 1,000 votes, voting together with the common stock and any other capital stock with general voting rights; and

    - in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

    The rights of our Series A junior participating preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

DELAWARE BUSINESS COMBINATION STATUTE

    Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

    - on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

       - any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of' the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

       - the affiliates and associates of any such person.

    Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. However, for a period of three years following the distribution date, Lucent and its affiliates are excluded from the definition of interested stockholder pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York is acting as the transfer agent and registrar for our common stock.

                              PLAN OF DISTRIBUTION

    Avaya may sell the securities in four ways:

    - through underwriters;

    - through dealers;

    - through agents; and

    - directly to purchasers.

    If Avaya uses underwriters in an offering of securities using this prospectus, we will execute an underwriting agreement with one or more underwriters. The names of those underwriters and the terms of the transaction will be set forth in the applicable prospectus supplement. The underwriting agreement will provide that the obligations of the underwriters with respect to a sale of the offered securities are subject to specified conditions precedent and that the underwriters will be obligated to purchase all of the offered securities if any are purchased. Underwriters may sell those securities through dealers. The underwriters may change the initial offering price and any discounts or concessions allowed or re-allowed or paid to dealers. If Avaya uses underwriters in an offering of securities using this prospectus, the applicable prospectus supplement will contain a statement regarding the intention, if any, of the underwriters to make a market in the offered securities.

    We may grant to the underwriters option to purchase additional offered securities, to cover over- allotments, if any, at the public offering price (with additional underwriting discounts or commissions), as may be set forth in the related prospectus supplement. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement relating to such offered securities.

    If Avaya uses a dealer in an offering of securities using this prospectus, we will sell the offered securities to the dealer as principal. The dealer may then resell those securities to the public or other dealers at a fixed price or varying prices to be determined at the time of resale.

    If Avaya designates an agent or agents in an offering of securities using this prospectus, unless otherwise indicated in a prospectus supplement, that agent will be acting on a best efforts basis for the period of its appointment.

    Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

    Underwriters, dealers, agents or remarketing firms participating in a distribution of securities using this prospectus may be deemed to be underwriters under the Securities Act and any discounts and commissions received by them and any profit realized by them on resale of the offered securities, whether received from us or from purchasers of offered securities for whom they act as agents, will be disclosed in the prospectus supplement. Pursuant to agreements that we may enter into, underwriters, dealers, agents or remarketing firms who participate in the distribution of securities by use of this prospectus may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that those underwriters, dealers, agents or remarketing firms may be required to make in respect of these liabilities.

    We may offer to sell securities, either at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

    We may authorize underwriters, and agents to solicit offers by certain institutions to purchase securities pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the prospectus supplement. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, educational and charitable institutions and other institutions we may approve. The obligations of any purchaser under any delayed delivery contract will not be subject to any conditions except that any related sale of offered securities to underwriters shall have occurred and the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. Any commission paid to agents and underwriters soliciting purchases of securities pursuant to delayed delivery contracts accepted by us will be detailed in the prospectus supplement.

    We may also use this prospectus to directly solicit offers to purchase securities. Except as set forth in the applicable prospectus supplement, none of our directors, officers or employees will solicit or receive a commission in connection with those direct sales. Those persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with direct sales.

    Underwriters, dealers, agents and remarketing firms may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

                                 LEGAL OPINIONS

    The validity of the securities offered in this prospectus, as well as certain other legal matters, will be passed upon by Pamela F. Craven, Vice President, General Counsel and Secretary, of the Company. As of March 1, 2001, Pamela F. Craven owned 1,220 shares of Avaya common stock and options and stock units for 1,355,538 shares of Avaya common stock.

                                    EXPERTS

    The consolidated financial statements of Avaya as of September 30, 2000 and 1999 and for each of the three fiscal years in the period ended September 30, 2000 incorporated by reference in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the changes in accounting as described in Notes 2 and 11 to the consolidated financial statements and an emphasis of a matter paragraph relating to Avaya's spin-off from Lucent as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION
OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS SUPPLEMENT IS AN OFFER TO SELL ONLY THE SECURITIES OFFERED HEREBY, BUT ONLY
UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS CURRENT ONLY AS OF ITS DATE.

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                               TABLE OF CONTENTS

                           -------------------------

                                       PAGE
                                     --------
            PROSPECTUS SUPPLEMENT
About this Prospectus Supplement...     S-2
Avaya..............................     S-2
Recent Developments................     S-3
Risk Factors.......................     S-6
Use of Proceeds....................    S-16
Market for our Common Stock........    S-16
Underwriting.......................    S-17
Forward Looking Statements.........    S-19
Experts............................    S-20
Validity of the Commmon Stock......    S-20

                 PROSPECTUS
Description of Avaya...............       3
Forward Looking Statements.........       5
Where To Find Additional Informa-
  tion Regarding Avaya.............       6
Ratios of Earnings to Fixed Charges
  and Earnings to Combined Fixed
  Charges and Preferred Stock
  Accretion........................       7
Use of Proceeds....................       7
Description of the Indenture and
  Debt Securities..................       7
Description of the Warrants........      14
Description of Capital Stock.......      15
Plan of Distribution...............      26
Legal Opinions.....................      27
Experts............................      27


                                     [LOGO]

                                   AVAYA INC.

                               17,000,000 SHARES

                                  COMMON STOCK
                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------
                            BEAR, STEARNS & CO. INC.
                                 MARCH 11, 2002

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